

02005853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52290



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRACK DATA SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1800 Corporate Boulevard, #303
(No. and Street)

Boca Raton, Florida 33431
(City) (State) (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Spiegelman (561) 994-6229
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Phillip L. Glickman, CPA
(Name — *if individual, state last, first, middle name*)

605 Ives Dairy Road, Suite G-103, North Miami Beach, FL 33179
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02

OATH OR AFFIRMATION

I, Jack Spiegelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Track Data Securities Corp., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

~~President~~ CFO

Title

Notary Public


PATRICIA ELLISON
MY COMMISSION # DD 042660
EXPIRES: August 3, 2005
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRACK DATA SECURITIES CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001

TRACK DATA SECURITIES CORP.

DECEMBER 31, 2001

CONTENTS

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT

Stockholders and Directors
Track Data Securities Corp.
Boca Raton, Florida

I have audited the accompanying statement of financial condition of Track Data Securities Corp. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Track Data Securities Corp. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip L. Glickman C.P.A.

Miami, Florida
February 26, 2002

TRACK DATA SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Current Assets:	
Cash and Cash Equivalents	$763,909
Receivable from Clearing House	734,960
Total Current Assets	1,498,869
Certificate of Deposit	264,972
Other Assets	102,228
TOTAL ASSETS	$ 1,866,069

LIABILITIES AND SHAREHOLDER'S EQUITY	
Aggregate Indebtedness	$ 1,191,707
Contingencies	
Shareholders' Equity	
Common Stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding	255,000
Retained Earnings	419,362
	674,362
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,866,069

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 13,606,832
Orderflow Income	733,547
Other Income	295,804
	14,636,183
Cost of Sales:	
Clearing Expense	4,386,639
Gross Profit	10,249,544
Operating Expenses:	
Management Fees	6,285,000
Commissions and Royalties	604,981
Salaries and Wages	1,558,779
Professional Fees	589,823
Telephone and Data Access	294,896
Rent	129,740
Other Operating Expenses	385,450
Total Operating Expenses	9,848,669
Operating Income	400,875
Other (Income) Expense:	
Interest Income	(15,003)
Federal and State Income Taxes	164,729
Net Income	$ 251,149

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balances, beginning	$ 255,000	$ 168,213	$ 423,213
Net Income	-	251,149	$ 251,149
Balances, ending	$ 255,000	$ 419,362	$ 674,362

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net Income	$ 251,149
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing house	155,544
Increase in other assets	(24,215)
Decrease in aggregate indebtedness	(257,475)
Total Adjustments	(126,146)
Net Cash Provided (Used) by Operating Activities	125,003
Cash Flows from Investing Activities:	
Purchase of Certificate of Deposit	(264,973)
Net Cash (Used) by Investing Activities	(264,973)
Net (decrease) in Cash and Cash Equivalents	(139,970)
Cash and Equivalents, Beginning of Year	903,879
Cash and Equivalents, End of Year	$ 763,909

The Accompanying Notes Are an Integral Part
of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company was formed on December 10, 1998. The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities, and with the National Futures Association (NFA). Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1500% of "Net Capital", as defined. At December 31, 2001, the Company's "Net Capital" was $543,185 and the "Required Net Capital", as defined, was $79,447. The ratio of "Aggregate Indebtedness" to "Net Capital" is 219%.

THE NFA net capital calculation is calculated the same as the NASD net capital as described above, except the minimum net capital is $250,000.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 – CONTINGENCIES

Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. Additionally, the Company is a plaintiff in three other lawsuits. The outcome of any of these lawsuits is either unknown or immaterial. It is the Company's policy to record a contingent liability for matters against it which are deemed both probable of success and assessable as to amounts for which it will become liable. No such determinations were possible at December 31, 2001.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Track Data Corp.

For the year ended December 31, 2001, the Company paid $6,285,000 in management fees and $2,567,110 in expense reimbursements to Track Data Corp.

At December 31, 2001, Track Data Securities Corp. owed the parent company $1,029,830 for expense reimbursements and other transactions with Track Data Corp. This amount is included in aggregate indebtedness.

The Company is affiliated with Briarcliff Capital Corp. through an officer and director. At December 31, 2001, the Company had an account payable of $5,998 to Briarcliff.

The Company files a consolidated income tax return with Track Data Corp. At December 31, 2001, the Company accrued $164,729 in income tax liabilities, computed at statutory rates, to Track Data Corp.

The Company occupies space in two locations leased by Track Data Corp.

SUPPLEMENTARY INFORMATION

TRACK DATA SECURITIES CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2001

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$674,362
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	674,362
Non-allowable assets	131,177
Net capital before haircuts on securities positions	543,185
Haircuts on securities	0
Net capital	543,185
Minimum net capital requirement	79,447
Excess net capital	$463,738
Schedule of aggregate indebtedness	$1,191,707
Ratio of aggregate indebtedness to net capital	219%

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

The Company will be exempt under Section (k)(2)(b) of the rule. All customer transactions will be cleared through another broker-dealer on a fully-disclosed basis.

SUBORDINATED LIABILITIES

There were no liabilities subordinated to the claims of general creditors at December 31, 2001, or at any time during the year then ended.

See the Accompanying Independent Auditor's Report

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Track Data Securities Corp.

In planning and performing my audit of the financial statements of Track Data Securities Corp. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures followed by the Company, that I considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company utilized the services of a clearing organization and therefore, held no securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Phillip L. Blickman C.P.A.

Miami, Florida
February 26, 2002